KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE  212-715-9522
FAX  212-715-8036
GSILFEN@KRAMERLEVIN.COM

July 18, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Arden Sage Multi-Strategy Fund, L.L.C.
(File Nos. 333-177737 and 811-21778)
Arden Sage Multi-Strategy Institutional Fund, L.L.C.
(File Nos. 333-177738 and 811-22224)
Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.
(File Nos. 333-177524 and 811-22225)
Arden Sage Triton Fund, L.L.C.
(File Nos. 333-165950 and 811-21472)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), Arden Sage Multi-Strategy Fund, L.L.C., Arden Sage Multi-Strategy Institutional Fund, L.L.C., Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. and Arden Sage Triton Fund, L.L.C. (collectively, the "Funds") and Arden Securities LLC, the principal underwriter for the Funds, respectfully request acceleration of the effective dates of the Funds' post-effective amendments filed with the Securities and Exchange Commission (the "SEC") on July 18, 2013 ("PEA No. 3," "PEA No. 3," "PEA No. 3" and "PEA No. 4", respectively), to as soon as possible on or after July 22, 2013.

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WWW.KRAMERLEVIN.COM

Securities and Exchange Commission
July 18, 2013

We are aware of our obligations under the 1933 Act and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

In addition to the above, the Funds acknowledge that:

•	Each Fund is responsible for the adequacy and accuracy of the disclosure in its filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filings;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each Fund from its full responsibility for the adequacy and accuracy of the disclosure in its respective filing; and

•	the Funds may not assert the action as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact George Silfen of Kramer, Levin, Naftalis & Frankel LLP at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C. ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C. ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C. ARDEN SAGE TRITON FUND, L.L.C.		ARDEN SECURITIES LLC
By:	/s/ Andrew Katz	By:	/s/ Mark Fairbanks
	Title: Chief Financial Officer		Title: President